SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2006

CELESTICA INC. (Translation of registrant's name into English)

1150 Eglinton Avenue East
Toronto, Ontario
Canada, M3C 1H7
(416) 448-5800
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82-

CELESTICA INC.
FORM 6-K
Month of March 2006

The following information filed with this Form 6-K shall not be deemed to be incorporated by reference into any of Celestica's registration statements on Forms S-8 (Nos. 333-9500, 333-9822, 333-9780, 333-71126, 333-66276, 333-63112, 333-88210, 333-113591) and on Forms F-3 (Nos. 333-12272, 333-50240, 333-69278 and 333-113728), or the prospectuses included therein, or any registration statement subsequently filed by Celestica with the Securities and Exchange Commission, except as provided for herein or as shall be expressly set forth by specific reference in such filing:

  •
  Notice of the Annual Meeting of Shareholders and Management Information Circular and Proxy Statement, the text of which is attached hereto as Exhibit 99.1;

  •
  Multiple Voting Shares Proxy for record owners for use at the Annual Meeting of Shareholders, the text of which is attached hereto as Exhibit 99.2;

  •
  Subordinate Voting Shares Proxy for record owners for use at the Annual Meeting of Shareholders, the text of which is attached hereto as Exhibit 99.3;

  •
  Chief Executive Officer's Letter to Shareholders, the text of which is attached hereto as Exhibit 99.4;

  •
  Annual Report for fiscal year 2005, the text of which is attached hereto as Exhibit 99.5;

  •
  Proxy for beneficial owners in Canada for use at the Annual Meeting of Shareholders, the text of which is attached hereto as Exhibit 99.6; and

  •
  Proxy for beneficial owners in the United States for use at the Annual Meeting of Shareholders, the text of which is attached hereto as Exhibit 99.7.

99.1	—	Notice of the Annual Meeting of Shareholders and Management Information Circular and Proxy Statement
99.2	—	Multiple Voting Shares Proxy for Record Owners
99.3	—	Subordinate Voting Shares Proxy for Record Owners
99.4	—	Letter to Shareholders
99.5	—	Annual Report for fiscal year 2005
99.6	—	Proxy for Beneficial Owners — Canada
99.7	—	Proxy for Beneficial Owners — US

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELESTICA INC.
Date: March 21, 2006	By:	/s/ ELIZABETH L. DELBIANCO
	Name: Title:	Elizabeth L. DelBianco Chief Legal Officer

EXHIBIT INDEX

99.1	—	Notice of Annual Meeting of Shareholders and Management Information Circular and Proxy Statement
99.2	—	Multiple Voting Shares Proxy for Record Owners
99.3	—	Subordinate Voting Shares Proxy for Record Owners
99.4	—	Letter to Shareholders
99.5	—	Annual Report for fiscal year 2005
99.6	—	Proxy for Beneficial Owners — Canada
99.7	—	Proxy for Beneficial Owners — US